25002490

SEC Mail Proc[illegible] [illegible]

FEB 2 8 2025

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SEC FILE NUMBER
8-68730

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DFPG Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9017 S Riverside Drive, Ste. 210
(No. and Street)

Sandy	Utah	84070
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Laga	(801) 838-9999	dlaga@dfpg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Laga, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DFPG Investments, LLC, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSHUA MAUSS
Notary Public
State of Utah
My Commission Expires 01/23/2029
COMMISSION NO. 741196

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DFPG INVESTMENTS, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2024

CONFIDENTIAL

DFPG INVESTMENTS, LLC

Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DFPG Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DFPG Investments, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DFPG Investments, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DFPG Investments, LLC's management. Our responsibility is to express an opinion on DFPG Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DFPG Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation and Reconciliation of Net Capital and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of DFPG Investments, LLC's financial statements. The supplemental information is the responsibility of DFPG Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 27, 2025

We have served as DFPG Investments, LLC's auditor since 2021.

DFPG INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS	2024
Current Assets	
Cash and Cash Equivalents	$1,418,747
Commissions Receivable	488,022
Prepaid Expenses	206,260
Related Party Receivable	1,016,343
Accounts Receivable	212,273
Total Current Assets	**3,341,645**
Other Assets	
Operating Lease – ROU Asset	270,632
Clearing Deposit	100,000
Promissory Notes Receivable	1,659,218
Office Equipment, net	5,422
Total Other Assets	**2,035,272**
Total Assets	**$5,376,917**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Commissions Payable	$342,336
Accrued Payroll and Other Liabilities	250,276
Operating Lease Liability (Current)	134,163
Accounts Payable	73,688
Total Current Liabilities	**800,463**
Other Liabilities	
Operating Lease Liability (Long Term)	146,983
Subordinated Loan	440,238
Total Other Liabilities	**587,221**
Total Liabilities	**1,387,684**
Members' Equity	**3,989,233**
1,000 membership units authorized, issued, and outstanding as of December 31, 2024	
Total Liabilities and Members' Equity	**$5,376,917**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
Revenues	
Commissions	$28,927,899
Affiliation Fees	375,852
Other	702,384
Total Revenues	**30,006,135**
Expenses	
Commissions	22,110,989
Compensation and Related Benefits	3,030,491
Office Overhead and Operating	1,018,242
Recruiting Expense	4,561
Forgiveness of Promissory Notes	126,525
Professional Fees	242,805
Licensing and Registration	299,574
Interest Expense	95,431
Operating Lease and Rent Expense	120,269
Depreciation	3,832
Other	294,944
Total Expenses	**27,347,663**
Net Income	**$2,658,472**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	LLC Units		Members' Equity	Total
	Units	Amount		
Balance as of December 31, 2023	1,000	$1,000	$1,329,761	$1,330,761
Member Contributions	-	-	-	-
Member Distributions	-	-	-	-
Net Income	-	-	2,658,472	2,658,472
Balance as of December 31, 2024	**1,000**	**$1,000**	**$3,988,233**	**$3,989,233**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2024

	Total
Balance as of December 31, 2023	$1,975,987
Subordinated Payment	($1,535,749)
Balance as of December 31, 2024	**$ 440,238**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
Cash Flows from Operating Activities	
Net income	$2,658,472
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,832
Forgiveness of promissory notes	126,525
Changes in operating assets and liabilities:	
Accounts receivable	(23,814)
Commissions receivable	199,097
Prepaid expenses	274,148
Related party receivable	(1,016,343)
Accounts payable	(27,955)
Commissions payable	(174,301)
Operating lease liability, net	1,246
Accrued payroll and other liabilities	(465,697)
Net Cash Provided by Operating Activities	**$1,555,210**
Cash Flows from Investing Activities	
Repayment of promissory notes receivable	100,274
Net Cash Used in Investing Activities	**$100,274**
Cash Flows from Financing Activities	
Subordinated Loan Payment	($1,535,749)
Net Cash Used in Financing Activities	**($1,535,749)**
Net Change in Cash and Cash Equivalents	**$119,735**
Cash and Cash Equivalents at Beginning of Year	$1,299,012
Cash and Cash Equivalents at End of Year	$1,418,747

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 – Organization and Description of Business

General

DFPG Investments, LLC ("Company") is a dually registered broker dealer and registered investment advisor that was incorporated in the state of Utah on October 13, 2010, for the purpose of providing brokerage and investment management services. The Company is registered to engage in the securities business as a broker-dealer in all 50 states and Washington, D.C. under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the business of securities investments with the general public. The Company predominantly conducts transactions in mutual funds, variable annuities, private placements, publicly registered non-traded funds, DPPs, and municipal fund securities. The Company has branch office locations in Alabama, Alaska, Arizona, California, Colorado, Florida, Hawaii, Idaho, Illinois, Maryland, Minnesota, Missouri, New York, North Dakota, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas, and Utah.

On April 2, 2019 the Company converted from a Utah S-Corporation to a Utah limited liability company. In connection with this change, there was also a change in the structure of the ownership. DFPG Investments, LLC is 100% owned by Falcon Park Capital, LLC ("FPC").

On August 31, 2023, the Company's registered investment advisor was contributed to a successor entity, Diversify Advisory Services, LLC. Diversify Advisory Services, LLC is 100% owned by FPC. As a result of the separation, the Company is no longer a dually registered broker dealer and registered investment advisor.

On December 30, 2023, FPC completed the acquisition of three (3) wealth management practices, which included certain registered representatives and investment advisor representatives who are now dually registered with the Company and Diversify Wealth Management, LLC. Diversify Wealth Management, LLC is 100% owned by FPC.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

The Company's accounting policy has been updated to align with the new standard to recognize revenue when the following criteria are met: 1) Contract with the customer has been identified; 2) Performance obligations in the contract have been identified; 3) Transaction price has been determined; 4) Transaction price has been allocated to the performance obligations; and 5) Revenue is recognized when (or as) performance obligations are satisfied. Revenues and expenses from securities transactions are generally recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

Mutual Funds – A front-end commission for a mutual fund transaction is recorded in full by the Company at the time of the trade date. With respect to 12b-1 fees and deferred sales charges, the Company generally shall defer its incremental direct costs associated with the selling of the fund shares (such as sales representatives' commissions) and shall amortize these costs over the period in which the fees from the fund or fund shareholders are received. Indirect costs associated with selling the fund shares shall be expensed as incurred.

Annuities – Commissions for annuity transactions may be, upon the selection of the sales representative, received in a single lump sum or through a series of trailing commissions paid monthly over a period of time selected by the sales representative. Lump sum commissions are recorded in full by the Company as paid by the annuity company. Trailing commissions are recorded by the Company as received on a monthly basis from the annuity company.

Alternative Investments – Commissions for transactions in alternative investments are recorded by the Company at the time the investment is recorded by the investment company. Except for secondary market transactions, marketing allowance fees are paid to, and are recorded by, the Company either concurrently with the commission for the transaction, or on a quarterly basis commensurate with the total of investments placed by the sales representative during the previous quarter—one of the preceding methods being selected at the discretion of the investment company.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. On December 31, 2024, cash and cash equivalents of $1,418,747, were held at one financial institution. The Company is also exposed to concentrations of credit risk related to cash deposits. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to its limit. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. As of December 31, 2024, the Company had cash of $1,168,747 in excess of FDIC limits.

Management monitors such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable balances and makes provisions for potentially uncollectible balances. As of December 31, 2024, management did not believe any provision against accounts receivable was necessary, due to the recent aging status of all receivables.

RBC Capital Markets, LLC

The Company introduces certain client brokerage transactions to the clearing firm of RBC Capital Markets, LLC ("RBC") on a fully disclosed basis. RBC acts as qualified custodian for such clients and holds client's funds and securities. As a result, the Company has entered into a clearing arrangement with RBC and has established a $100,000 clearing deposit with RBC. Such deposit is refundable to the Company on termination of the clearing agreement. In August 2020, the Company renewed the clearing agreement with RBC which is now set to expire on August 23, 2025. The Company received an incentive credit in the amount of $200,000 in connection with the renewal, which will be recognized as income of $3,333 per month over the renewal period. The clearing agreement may be cancelled without cause by providing 90-day prior written notice.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which range between three (3) and seven (7) years. As of December 31, 2024, Furniture and Equipment total $123,492 net of Accumulated Depreciation of $118,070. Depreciation expense for the year ended December 31, 2024 was $3,832.

Leases

Operating leases are primarily for office space and are included in operating lease right-of-use ("ROU") assets, operating lease expense, and operating lease liabilities. ROU assets represent our right to use an underlying asset for the lease term and the lease liabilities represents our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

Operating leases with a term of one year or less, we have elected to not recognize a lease liability or Operating ROU asset on our statement of financial condition. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our statements of operations and cash flows.

The Company's operating lease and rent expense for its office space was $120,269 for the year ended December 31, 2024.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to federal, state and local income tax examinations by tax authorities for years 2019 and forward.

Financial Instruments

Financial instruments include accounts receivable, prepaid expenses, other assets, accrued liabilities and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which was determined by their near-term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

Beginning in 2024 annual reporting, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

The Company has evaluated all additional new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Operating Segments and Related Disclosures

We manage our company as one reportable operating segment. That segment is DFPG Investments LLC operating as a broker dealer providing brokerage and investment management services. The segment information aligns with how the Company's Chief Operating Decision Maker (CODM) reviews and manages our business. The Company's CODM is the Company's President.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at the entity level. The CODM assesses performance for DFPG Investments, LLC and decides how to better allocate resources based on net income reported on the Statement of Operations. The Company's objective in making resource allocation decisions is to optimize the financial results.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see the accompanying financial statements.

Note 3 – Commitments and Contingencies

The Company has entered into various commitments related to future obligations, including contractual agreements with suppliers and customers. Additionally, the Company is party to certain legal matters and regulatory proceedings; however, as of December 31, 2024, no accrual for contingencies had been made due to the possibility of an unfavorable outcome being deemed highly improbable. The Company will continue to monitor developments, but no provision for these potential liabilities is required at this time.

Note 4 – Notes Receivable

In 2024 the Company issued no new notes receivable and forgave $126,525 in notes receivable bringing the total notes receivable balance to $1,659,218 as of December 31, 2024. These notes carry between a 5% and 6% interest rate each with maturity dates ranging from 2027 to 2032. All or part of the notes may be forgiven over their respective terms.

Note 5 – Related Party Transactions

During 2024, the Company effected securities transactions at several of its branch office locations. One such branch office was Diversify, Inc. located in Sandy, Utah. The owners of this branch office location also hold an ownership position in the Company.

Related Parties

Effective January 1, 2024, Falcon Park Capital, the parent company of the Company, formed Diversify Partner Services ("DPS") to provide payroll and accounts payable services to each of Falcon Park Capital's subsidiaries, including the Company. All payroll and related expenses to support the Company's employees are paid through DPS based upon established allocation policies. Each entity funds its payroll in advance. Related party receivables are due on demand.

Diversify Wealth Management (DWM) and Diversify Advisory Services (DAS) are registered investment advisors (RIAs) 100% owned by Falcon Park Capital, LLC. To facilitate payments to advisors dually registered, DFPG will pay advisors on behalf of DWM and DAS and track those payments as receivables due from DWM and DAS. DFPG also maintains an RIA Clearing account and receives some RIA funds that are then distributed to either DWM or DAS.

As of December 31, 2024, the following related party receivables are due to the Company.

DPS	$ 139,946
DWM	42,733
DAS	833,664
	$1,016,343

Diversify Insurance, Inc. (DII) is the entity under which insurance transactions occur for certain clients of the Registered Representatives who are also members of Diversify, a branch office of the Company. DII was created to maintain clarity and separation among the differing types of client transactions and was started by the owners of Diversify and the Company. There are no shared expenses or reimbursement agreements between the Company and DII.

Riverside 90, LLC (Riverside) owns and operates an office building which leases space to Diversify and the Company as well as other unrelated tenants. Riverside is owned by two of the managing partners of the Company. During 2024, the Company paid Riverside operating lease payments totaling $120,269.

Subordinated Loan

The Company entered into a Subordinated Loan Agreement (the "Sub Loan") with Falcon Park Capital, LLC (the "Lender"), the Company's holding company, effective October 1, 2022. The Sub Loan was approved by FINRA and is being treated as equity capital for the purpose of calculating the Company's net capital requirement. The principal amount of the Sub Loan equaled $2,000,000 and bears interest at 6.30% per annum and has a maturity date of September 30, 2027. The Sub Loan may be prepaid, at the Company's option, any time after one year from the effective date of the Subordinated Loan Agreement. In August 2024, the Company notified and received approval from FINRA to prepay $1,350,000 of the Subordinated Loan's outstanding principal. The Company anticipates fully repaying the Sub Loan during 2025, subject to FINRA notification and approval. The Sub Loan's outstanding principal balance as of December 31, 2024, was $440,238 and the Company paid $84,330 in interest during 2024. The Company is current on all principal and interest payments.

Note 6 – Lease Commitments

The Company previously entered into an operating lease agreement for office space with Riverside 90, LLC, a related party (see Note 4). The Company renewed its operating lease agreement for an additional 60 months starting January 1, 2022 and expiring December 31, 2026. On November 10, 2023, the Company increased its leased premises and amended its operating lease agreement with Riverside 90, LLC to account for the additional space, which expires on December 31, 2026. Also on November 10, 2023, the Company entered into a sublease agreement with Diversify, Inc., a related party, for additional space on a month-to-month basis. Operating lease expense was $120,269 for the year ended December 31, 2024.

Supplemental balance sheet information related to leases were as follows:

	December 31, 2024
Operating lease right-of-use asset(s)	$ 270,632
Current lease liabilities	$ 134,163
Long-term lease liabilities	146,983
Total Operating Lease Liabilities	$ 281,146
Weighted-average remaining lease term	2.0 years
Weighted-average discount rate	6.0%

Maturities of lease liabilities are as follows:

Year ending December 31,	Operating Leases
2025	147,382
2026	151,804
Total Lease Payments	299,186
Less: Imputed Interest	(18,040)
Total Lease Payments	$ 281,146

Note 7 – Concentrations of Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of its brokers, which are independent contractors and not employees of the Company. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

The following represents product streams as a percentage of Commissions and Management Fees for the year ended December 31, 2024:

	2024
Revenue from the sale of Private Placements / DPPs	65.0%
Revenue from the sale of annuities	26.3%
Revenue from the sale of investment company shares	7.1%
Revenue from the sale of public, non-traded funds	1.5%
Other	0.1%

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2024, the Company had net capital of $1,141,429 which was $1,095,676 in excess of its required net capital of $45,753. The Company's ratio of aggregate indebtedness to net capital 1.66 to 1.

Note 9 – Outstanding Units and Ownership Positions

The Company has 1,000 membership units issued, authorized, and outstanding as of December 31, 2024 with a par value of $1.00 per share. The membership units are the sole class of equity ownership of the Company. The Company's outstanding units are 100% owned by Falcon Park Capital, LLC.

Note 10 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2024 through February 27, 2025, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

DFPG INVESTMENTS, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2024

Supplemental Schedule

	2024
Net Capital	
Total members' equity	$3,989,233
Deduct non-allowable assets:	
Non-allowed receivables	(205,149)
Office equipment net of accumulated depreciation	(5,422)
Haircuts and Deductions	(599)
Other non-allowable assets	(3,076,872)
Add allowable liabilities subordinated to claims of general creditors:	
Subordinated Loan	440,238
Total members' equity qualified for Net Capital	$1,141,429
Aggregate Indebtedness	
Payables and accruals	$686,300
Total Aggregate Indebtedness	$686,300
Computation of Basic Net Capital Requirements	
6 2/3% of aggregate indebtedness $45,753	
Minimum net capital $5,000	
Greater of the two amounts	$45,753
Capital in excess of required minimum	$1,095,676
Ratio of aggregate indebtedness to net capital	60.13

Reconciliation with Company's computation included in Part II of Form X-17a-5:

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

DFPG INVESTMENTS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Supplemental Schedule

None; the Company is a non-covered Firm and is thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of C.F.R. § 240.15c3-3(k)(2)(ii) and Footnote 74 of the Securities and Exchange Commission Release #34-70073.

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of DFPG Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DFPG Investments, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which DFPG Investments, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) DFPG Investments, LLC stated that DFPG Investments, LLC met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DFPG Investments, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DFPG Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 27, 2025

Haynie &
Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of DFPG Investments, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of DFPG Investments, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 27, 2025

DFPG INVESTMENTS, LLC
EXEMPTION REPORT

DFPG Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of C.F.R. § 240.15c3-3(k)(2)(ii) stating that the Company cleared all customer transactions through another broker dealer on a fully disclosed basis. It should be noted that DFPG Investments, LLC performs certain transactions direct-way with the issuer, which do not require clearing through another broker-dealer.

(2) The Company met the exemption provision 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the fiscal year ending December 31, 2024, without exception. As such, the Company has met the exemptive provision.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David R. Laga, President & CFO, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

David R. Laga
Chief Financial Officer
February 27, 2025